Exhibit 99.5

AVALON RARE METALS INC.
(formerly Avalon Ventures Ltd.)

Management Discussion and Analysis of Financial Statements
 For the Twelve Months ended August 31, 2009

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (formerly Avalon Ventures Ltd.) (the "Company" or “Avalon”) provides analysis of the Company's financial results for the twelve months ended August 31, 2009.  The following information should be read in conjunction with the accompanying audited financial statements and the related notes thereto.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of October 5, 2009.

Nature of Business and Overall Performance

Avalon Rare Metals Inc. is a Canadian junior mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada and on the OTCQX International market in the United States.  The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.

Avalon operates exclusively in Canada with a primary focus on rare metals and minerals including calcium feldspar, lithium, tantalum, cesium, indium, gallium, yttrium and the rare earth elements (“REE”).  By definition, REEs are the lanthanide series of elements (atomic numbers 57 – 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties.  All active projects (Thor Lake, Separation Rapids, and East Kemptville ) are rare minerals or rare metals properties that are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged. Thor Lake is the Company’s top priority project.

A positive Preliminary Economic Assessment (“PEA”) on the REE development potential of Thor Lake project was completed in 2007 and this project has become the Company’s top priority due to the large size of the resource and its exceptional enrichment in the “heavy” rare earths, europium through lutetium (“HREE”). Current work is focused on the Nechalacho REE deposit  (formerly called the Lake Zone) where a new NI 43-101 compliant resource estimate was filed as part of a technical report (the “Technical Report”) in March, 2009 and updated in August. A pre-feasibility study on the Nechalacho deposit is now underway and is targeted for completion by April, 2010.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority. Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Rare metals supplies are constrained especially for the rare earth elements where China provides 95% of the world’s primary supply. Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply in major REE consuming countries such as Japan and the United States. Media coverage of this issue has stimulated considerable new interest in REE amongst investors, leading to increased trading activity in the Company’s shares and new equity financing opportunities.

The Company recently completed a private placement of special warrants and flow-through special warrants raising gross proceeds of $17,514,250 (as more fully described below under Liquidity and Capital Resources) and consequently, remains well-funded to advance its priority projects.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2009	2008	2007
	$	$	$
Net revenues	159,982	357,539	92,446
Loss before discontinued operations and extraordinary items	2,954,919	1,391,581	903,019
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.04	0.02	0.02
Net loss	2,954,919	1,391,581	903,019
Net loss, per share basic and fully diluted	0.04	0.02	0.02
Total assets	26,521,264	24,384,590	9,130,719
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation is brought into production or disposed of at a profit.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the twelve months ended August 31, 2009 totalled $7,087,789, a 15% increase over the level of expenditures in the previous fiscal year ($6,161,551).  Most of these expenditures were incurred on the Thor Lake Rare Metals Project (93%) with the balance being largely incurred on the East Kemptville and Separation Rapids projects.

Resource property expenditures for the three months ended August 31, 2009 totalled $2,339,416, which was an 11% increase over the $2,107,061 incurred during the three months ended August 31, 2008.  The acceleration of the work programs on the Thor Lake project is the primary reasons for this increase.  During the quarter ended August 31, 2009, the Company decided not to fund any further expenditure on its Red Hill project and accordingly the expenditures incurred to date of $598,559 were written off.

Thor Lake

The Thor Lake Rare Metals Project ("Thor Lake") is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about 5 kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  It is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares).  It is subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2009, this amounts to approximately $1.2 million).

The property is situated in an area known as the Akaitcho Territory, an area which is subject to a comprehensive land claim negotiation involving four communities of the Dene Nation. Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, formerly known as the Lake Zone, and now renamed the Nechalacho REE Deposit by the Yellowknives Dene First Nation (“YKDFN”).

Expenditures during the twelve months ended August 31, 2009 totalled $6,561,467.  Of this, approximately 51% was spent on drilling, 17% on environmental studies and permitting work, 14% on metallurgical and market studies, with the balance funding initial work on the pre-feasibility study and community consultation work. Most of the drilling done in 2009 was with the objective of better defining the Nechalacho deposit, identifying the highest grade parts of the deposit and reducing the average hole spacing to allow reclassification of more of the resource from the Inferred to the Indicated level of confidence. Metallurgical studies were conducted to define an efficient process for recovery of the REE and community consultation is being carried out with the objective of developing partnerships with the local First Nations communities.

Nechalacho Deposit Drilling

Since July, 2007 Avalon has completed over 27,000 metres of drilling on the Nechalacho deposit and drilling is continuing as at the date of this report. Annual program totals to August 31, 2009 are summarized as follows:

Calendar Year	Holes	Metres
2007	13	2,550
2008	72	14,290
2009 winter	26	5,447
2009 summer to Aug. 31	25	4,825
Total to Aug. 31, 2009	136	27,112

Nechalacho Deposit Mineral Resource Estimates

The resource estimate prepared by Wardrop Engineering Inc.(“Wardrop”)  in March 2009, as detailed in the Technical Report, focuses on the recently discovered Basal Zone which contains the most interesting grades due to its enrichment in the more valuable heavy rare earths. The results are summarized below.  The Nechalacho block modelling and resource estimation were carried out using Datamine 3D modelling software. Ordinary kriging was used to estimate the grades of yttrium oxide, the 14 Rare Earth Oxides and oxides of: Ta, Nb, Zr, Ga, Hf and Th. Density was estimated using Inverse Distance Squared (ID2).

Zone	Resource Class	Cut-Off TREO (%)	Tonnes (x1000)	TREO (%)	HREO (%)	H/T (%)
Basal	Indicated	1.60	2,186	2.14	0.43	20.0
Upper	Indicated	1.60	1,873	1.96	0.19	9.7
Total	Indicated	1.60	4,059	2.06	0.32	15.5

Zone	Resource Class	Cut-Off TREO (%)	Tonnes (x1000)	TREO (%)	HREO (%)	H/T (%)
Basal	Inferred	1.60	28,447	1.99	0.44	22.1
Upper	Inferred	1.60	32,707	2.10	0.17	8.2
Total	Inferred	1.60	61,154	2.05	0.30	14.5

1. HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
2. TREO (Total Rare Earth Oxides) are HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
3. Wardrop considers a 1.60% TREO cut-off grade to be a reasonable estimate of potentially economic resources, based on a preliminary estimate of operating costs totaling $197.00/tonne.
4. To determine a recommended cut-off grade, Gross Metal Values (GMV) were calculated using four- year average REE prices (where available) and assuming recoveries of: 74.6% for Y2O3 and all REE. The metallurgical recoveries include both mineral processing (flotation) and hydrometallurgical recoveries.
5. H/T is the ratio of HREO to TREO expressed as percent.
6. The mineral resource estimates were completed by Thomas C. Stubens, M.A.Sc., P. Eng, Senior Geologist of Wardrop Engineering Inc., Vancouver, BC, and are based on geological interpretations supplied by the Company to Wardrop and modified by Wardrop Stubens is an “independent qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) and has verified the data disclosed in this release. Joanne Paul, P.Geo., also an “independent qualified person” for the purposes of NI 43-101,has verified the sampling procedures and QA/QC data delivered to Wardrop and is of the opinion that the data are of good quality and suitable for use in the resource estimates. The field exploration program was carried out under the supervision of J.C. Pedersen, P.Geo., the Company’s Senior Geologist. The Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo. provided overall direction on the project.

The Nechalacho resource estimate prepared by Wardrop, as set out in the Technical Report and summarized above, was updated for the Company by Bruce Hudgins, P.Geo. of Hudgtec Consulting Limited (“Hudgtec”) in July, 2009 based on additional assay data generated from Avalon’s 2009 winter drilling program.  As much of the drilling was from more closely-spaced “in-fill” holes, at approximately 50 metre spacing, this has resulted in an increase in the proportion of resources in the deposit that can be classified as “Indicated”, as disclosed by Avalon on August 17, 2009.

The results from the 2009 winter drilling resulted in new Indicated mineral resources being defined in the southern continuation of the high-grade Basal Zone part of the deposit, in the Long Lake area. These Indicated mineral resources total 4.4 million tonnes grading 1.97% TREO (containing 25.4% HREO – heavy rare earth oxides) at the 1.60% TREO (total rare earth oxides) cut-off grade and are distinct from the 2.186 million tonnes grading 2.14% TREO (20% HREO) of Indicated mineral resources in the central part of the Basal Zone deposit set out in the Technical Report.  Further in-fill drilling is presently being carried out between these two areas following which a revised estimate of Indicated mineral resources in this part of the deposit will be prepared and audited.  Avalon expects that this resource will ultimately form the basis for the mine planning component of the pre-feasibility study (the “PFS”) to be carried out later this year once all assays are received and compiled.

Inferred mineral resources in the Basal Zone were estimated at 44.3 million tonnes grading 1.94% TREO (21% HREO), although this change was partly due to some resources that were previously treated as Upper Zone now being assigned to the Basal Zone. The net effect has been a small increase in the total of Inferred mineral resources for the Upper and Basal Zones combined from approximately 61 million tonnes (Wardrop, 2009) to 64.2 million tonnes at a grade of 1.96% TREO with 16.8% HREO.

The methodology employed by Hudgtec was reviewed by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), the technical consultants retained to prepare the PFS. Once all the analytical data for the current definition drilling program is received, then a final updated resource estimate will be prepared by Hudgtec which is intended to then be audited by Scott Wilson RPA for use in the PFS.

Metallurgical Process Development

Avalon announced preliminary metallurgical test results for the Nechalacho REE deposit on July 20, 2009.  The 2009 metallurgical test program has been based on composite samples of drill core obtained between 2007 and 2008, including a main bulk sample generated by drilling during May 2008 in the central part of the deposit. The work is being conducted at the SGS Minerals Services laboratory in Lakefield, Ontario, under the supervision of J.R. Goode, P. Eng., Consulting Metallurgist. SGS Minerals Services is a global leader in metallurgical testing, consulting and on-site services for the mining and minerals sector. Specific work to recover the other rare metals present in the Nechalacho ore such as tantalum, niobium, gallium, zirconium and hafnium has not yet been undertaken although it has been noted that several of these follow the REE and therefore are also likely recoverable.

Metallurgical processing of the Nechalacho mineralization to produce saleable REE products is now envisioned as a two-stage process. The first stage will be conventional milling and froth flotation to produce a mineral concentrate. The second stage will be hydrometallurgical treatment of the mineral concentrate in order to extract the REE from the minerals, bring them into solution, partially refine them, and then precipitate them out to produce one or more chemical concentrates in the form of high-grade mixed REE carbonates. These mixed REE carbonates will ultimately require further processing to separate the individual REE, which may initially be done by third parties or ultimately built into an integrated business model. Preliminary market studies also indicate that mixed REE carbonates containing a high proportion of heavy REE will likely be an attractive product in the marketplace.

Community, Environment, Health and Safety

During the 12 months ended August 31, 2009, the Company carried out a proactive community consultation program with leadership in Lutselk’e, Fort Resolution, Hay River and Yellowknife. This was in connection with the Company’s application for a two-year extension to its land use permit, scheduled to expire in July. No opposition to the proposed permit extension was voiced and the permit extension was received during the quarter ended May 31, 2009. Continuing community consultation is focused on development of partnerships and facilitating employment and business opportunities meetings for First Nations members.

A draft Memorandum of Understanding (“MOU”) was prepared and delivered to local aboriginal groups for consideration and follow-up discussions are anticipated over the balance of Calendar Year 2009 (“CY2009”). The MOU outlines the proposed contents for a participation arrangement and an Impact Benefit Agreement with First Nations and the basic principles under which the parties will work together to advance the project in a co-operative, timely, yet environmentally and socially responsible way.

To reduce the carbon footprint of any future mining operation, the Company is investigating the potential for power generation through renewable energy alternatives and to this end a wind energy test tower has been installed at the project site. This test will be conducted over a period of two years as a co-operative venture between Avalon, the YKDFN, and the Aurora Research Institute.

The Company has placed a high priority on its performance with respect to community, environment, health and safety at Thor Lake. During the year ended August 31, 2009, there were two lost time accidents. An employee, hired through the YKDFN, strained his back lifting fuel drums, lost time and did not return to work. An employee, hired through Deninu Kue First Nation, was injured through a cut on the hand from a box cutter. This has resulted in lost time past the year end of August 31. Another worker – an employee of the drill company - had a knee injury that resulted in a short period of light duty, and has since returned to work at site. Site inspections by government land use and WCB inspectors have generally produced positive reports and minor issues which were raised were addressed immediately.  All land use inspection reports have been filed on the Company’s website in the Sustainability section.

Future Work

Avalon’s 2009 work program on the Thor Lake project is designed to generate all the technical data required to complete the PFS on the Nechalacho REE deposit by Spring, 2010. Approximately $2.0 million in additional expenditures are anticipated to complete the PFS. The immediate next steps in this program for CY2009 are as follows:

1.
Complete the definition drilling in the southern part of the Lake Zone deposit on 50 metre centres to define Indicated Mineral Resources in the high grade Basal Zone layer and a block model for mine design purposes. This drilling will also provide bulk samples for further metallurgical testwork to scale up the flotation process.

2.	Complete the hydrometallurgical process flowsheet to allow plant design work to be initiated in CY2009 and identify potential sites for this plant.
3.	Continue market studies on the REE and the other rare metals present in the deposit to determine market size, identify customers and develop price assumptions.
4.	Continue environmental baseline studies to map the local fauna, flora, hydrology and weather patterns.
5.
Continue community consultation work, especially with First Nations, to inform community members of potential environmental and social impacts along with potential business opportunities leading to the development of Impacts and Benefits agreements and other partnering arrangements.

Separation Rapids

During the twelve months ended August 31, 2009, the Company incurred $143,288 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.  These costs were mainly related to metallurgical process research and market development work for the Company’s lithium minerals product for which there is continuing encouragement of emerging demand from the glass and ceramics industry in the U.S.

The Company continues to implement a proactive market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations. This has involved a number of presentations to glass industry participants and interest is growing along with public pressure for the industry to reduce its greenhouse gas emissions.

Work on securing a Mining Lease for the Big Whopper Petalite Deposit and neighbouring lands that may be needed for development work continued during the quarter with a perimeter survey to precisely define the lease boundaries. This work is being supervised by Fudge & Associates (“Fudge”) of North Bay, Ontario and the Company is awaiting formal approvals having submitted all the required filings in July, 2009.

During the quarter ended August 31, 2009, the Company hosted Chief Eric Fisher and Councillor Glenn Cameron of the Wabaseemoong Independent Nations, Whitedog, ON in Toronto for a meeting to update community leadership on the status of the project. The Company reiterated its commitment to partnering with the First Nation once the project finally proceeds to development. During the quarter, the Company also completed approximately $5,000 in assessment work on one claim staked in 2007 to the immediate south of the Big Whopper petalite deposit. This consisted of prospecting and sampling, but no new rare metals mineral occurrences were found.

East Kemptville

During the twelve months ended August 31, 2009, the Company incurred expenditures totalling $373,926 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia.  The work is being conducted by Hudgetec under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo.

Most of the expenditures incurred during the period were related to geological compilation work, metallurgical testwork to look at improved recovery of tin and other metals in the resource and the preparation of a new resource estimate for the East Kemptville tin, rare metals deposit. The Company has retained Wardrop to complete a Preliminary Economic Analysis (“PEA”) on the potential for renewed production of tin and by-product indium plus base metals at East Kemptville.

Expenditures incurred during the quarter ended August 31, 2009 totalled $244,123 and were related primarily to the preparation of a new block model for the resource estimate and the metallurgical test work.  The PEA is scheduled for completion before the end of CY2009, with approximately $250,000 in additional expenditures anticipated during this period. Sufficient expenditures were incurred prior to the August 1st anniversary date to keep the Special Licence in good standing for another year, subject to filing of the related technical report.

No new work was carried out during the quarter on the Company’s other mineral claims in the East Kemptville area collectively referred to as the Ike’s Ridge property, but the Company is considering carrying out exploration work on these claims in FY2010 to follow up on some encouraging new tin targets identified during the 2008 work program. A work program and budget is not yet defined.

Warren Township

Expenditures of $8,813 were incurred on the Warren Township Anorthosite Project during the twelve months ended August 31, 2009.  These were mainly related to routine project maintenance costs and the finalization of a Memorandum of Understanding (“MOU”) with the Chapleau Cree First Nation (“CCFN”). The substance of the MOU was disclosed in a news release dated February 26, 2009 and a formal signing ceremony was conducted during the PDAC convention on March 3, 2009. This work is being carried out under the supervision of Ian London, P.Eng.

Essentially the project will be inactive until issues over the size of the permit area are resolved with the Ontario Ministry of Natural Resources. The permitting work at Warren Township is also being carried out under the direction of.Fudge. There are no specific timelines in place for initiation of any new work programs on the project.

Administration

Administrative expenses totalled $2,921,342 for the twelve months ended August 31, 2009, which was very similar to the $2,904,253 incurred in 2008.  The main area of increase was in stock-based compensation, which was offset by decreases in salaries, transfer and filing fees and travel.   Transfer and filing fees were unusually high in 2008 due to the TSX initial listing fees.  Salaries decreased as a result of changes in staff composition during 2009, with several staff members converting to part-time consulting status.

Interest and financing costs of $19,826 related primarily to Part XII.6 interest payable on the unspent portion of flow-through funds after February 28, 2009, bank charges and a small foreign exchange gain.  Decreased cash balances held by the Company and overall reductions in interest rates resulted in decreased interest income of $159,982 for the twelve month period compared with $357,539 for the comparable period in fiscal 2008.

Expenditures on public and investor relations activities (“IR”) for the twelve months ended August 31, 2009 totalled $593,728, a 13% increase over the comparable period in fiscal 2008. The increase results from a surge of new investor interest in rare metals generally, and the REE specifically, during the quarter ended August 31, 2009. This was generated by a sharp increase in coverage in the media and from independent analysts and industry commentators following the realization of the growing importance of rare metals to society and the supply constraints presented by China’s dominance as the primary supply source.

Consequently, management has been in high demand to speak on this subject at investment conferences and directly to money managers in Europe and North America. Over the twelve months ended August 31, 2009, the Company participated in 20 investment conference or group presentations of which the majority were over the past six months. During the quarter, the Company participated in the Vancouver World Resource Investment Conference and one-day investment conferences in Geneva and Zurich, followed by meetings with investors in Paris, Brussels, Philadelphia, Yellowknife, Hay River, and Toronto. Subsequent to year-end numerous investor presentations were conducted during trips to New York, London and Paris.

Some of the increased IR costs during the year were related to the change of name to Avalon Rare Metals Inc. for design work, and new promotional materials, including a re-design of the corporate website which is still in progress.

During the year, the Company hired Ms. Virginia Morgan as its new Manager, Investor Relations replacing Ajay Chopra, whose relationship with the Company has reverted to a consultancy role in the areas of media and government relations. Subsequent to year end, the Company appointed Mr. Phil Fontaine, the former National Chief of the Assembly of First Nations, to its Board of Directors.

During the year ended August 31, 2009, the Company renounced Canadian exploration expenditures of $1,500,000 to the investors in the flow-through private placement completed in December, 2008.  This renunciation resulted in a reduction of the Company’s future income tax assets of $405,000 and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, this amount is recorded as a future income tax recovery on the statement of operations.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2009				2008
For the Quarters Ended	Aug. 31	May 31	Feb.28	Nov. 30	Aug. 31	May 31	Feb. 29	Nov. 30
		$	$	$	$	$	$	$
Net revenues	27,770	35,265	52,701	44,246	100,003	93,778	141,359	22,399
Income (loss) before discontinued operations and extraordinary items	(1,551,095)	(636,998)	(238,665)	(528,161)	(872,767)	(638,340)	(787,411)	906,937
Income (loss) before discontinued operations and extraordinary items, per share, basic and fully diluted	(0.02)	(0.01)	-	(0.01)	(0.01)	(0.01)	(0.01)	0.02
Net income (loss)	(1,551,095)	(636,998)	(228,665)	(528,161)	(872,767)	(638,340)	(787,411)	906,937
Net income (loss), per share, basic and fully diluted	(0.02)	(0.01)	-	(0.01)	(0.01)	(0.01)	(0.01)	0.02

During the quarters ended February 28, 2009 and November 30, 2007, future income taxes recoveries, related to completed flow-through financings, were recorded in the amounts of $405,000 and $1,373,500.  During the quarters ended August 31, 2009 and August 31, 2008, the Company wrote off deferred resource property costs of $598,559 and $228,367 respectively.  Other fluctuations on quarterly income (loss) are primarily attributable to stock-based compensation expenses recognized on stock options earned by directors, officers, employees and consultants of the Company.

Administrative expenses incurred during the three months ended August 31, 2009 totalled $980,306, a 32% increase over the amount incurred during the comparable quarter in fiscal 2008.  Stock-based compensation accounts for $477,370 of this total, compared with $196,781 in 2008. The other main area of increase was for public and investor relations during the quarter which totalled $194,204, a 73% increase compared to the same quarter in 2008. This reflects the expansion of the Company’s investor relations programs (“IR”) as a part of an overall effort to increase the Company’s profile in the anticipation of its private placement completed subsequent to year end.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2011 at the earliest.

On September 17, 2009, the Company completed a brokered private placement, resulting in gross proceeds of $17,514,250, as more fully described under “Outstanding Share Data”.

As at August 31, 2009, the Company had working capital of $5,290,575 and cash and cash equivalents on hand of $6,003,782. On September 30, 2009, the Company had working capital of approximately $21 million.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $150,000 per month.  As at the date of this report, the Company’s current anticipated expenditures on its fiscal 2010 work programs are estimated at approximately $9,000,000, with most of these expenditures being allocated to the Thor Lake project for the PFS, metallurgical studies (including a mini-pilot plant test), environmental studies and further definition drilling on the Nechalacho REE deposit.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations for at least the next eighteen months.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998.

Under the amended terms of the East Kemptville Special Licence, the Company has optional expenditure obligations totalling $1.65 million over two years to August 1, 2011 and it is currently in good standing.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit, which is secured by a guaranteed investment certificate for the same amount.

Pursuant to an advisory agreement, the Company has engaged a company in the United States to act on behalf of the Company as its exclusive OTCQX advisor for a period of twelve months until July 31, 2009 for an annual fee of US$100,000, of which US$25,000 has been paid as at August 31, 2009.

The Company has an operating lease for its office premises.  As at October 5, 2009, the minimum lease commitments under this lease are as follows:

2010	$74,048
2011	$88,858
2012	$29,619

Corporate Social Responsibility (“CSR”)

In 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (PDAC) as policy of the Company. These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its E3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of E3. Specifically, the Company has committed to implementing the core CSR principles of E3 Plus on its exploration and development programs which are as follows:

1.  ADOPT RESPONSIBLE GOVERNANCE AND MANAGEMENT
2.  ADOPT ETHICAL BUSINESS PRACTICES
3.  RESPECT HUMAN RIGHTS
4.  COMMIT TO PROJECT DUE DILIGENCE AND RISK ASSESSMENT
5.  ENGAGE HOST COMMUNITIES AND OTHER AFFECTED INTERESTED PARTIES
6.  CONTRIBUTE TO COMMUNITY DEVELOPMENT AND WELL-BEING
7.  PROTECT THE ENVIRONMENT
8.  SAFEGUARD THE HEALTH AND SAFETY OF WORKERS AND THE LOCAL POPULATION

The Company will report on its performance against these principles as part of its continuous disclosure practice as it has in the section above on the Thor Lake project. In addition to that disclosure, the Company participated in or sponsored numerous community events in the Akaitcho Dene First Nations communities.

Management is especially proud of a significant new training initiative undertaken by the Company during the year in co-operation with the NWT Mine Training Society and Aurora College to help promote skills development among aboriginal people for increased participation in the mineral exploration industry. Two training programs were completed one for First Aid responders and the other for diamond driller helpers. Two of the graduates of the driller helper program, Herman Abel of Lutselk’e and Cliff Tsetta of Yellowknife, are both employed at the site along with six other aboriginal workers on a rotational basis.

During the quarter, Company representatives attended the Dene National Assembly in Lutsel K’e on July 8th and 9th, where the Company acted as a corporate sponsor. Mr. Bubar addressed the Assembly on the subject of economic opportunities for aboriginal communities created by the mineral exploration sector. Dr. Mercer addressed local youth on career opportunities in the minerals industry, and the role of minerals, such as rare earths, in our everyday lives. Meetings were also held with the leadership of each of the four impacted Dene communities to begin discussions on an MOU and partnership arrangements.

Subsequent to the end of the quarter, the Company and the YKDFN partnered on a naming ceremony at Thor Lake during which the Lake Zone deposit was officially renamed the Nechalacho deposit by the YKDFN. Nechalacho is the traditional place name for the northeast shore of the Hearne Channel on the East Arm of Great Slave Lake, near the deposit location. It evokes a distinct sense of place to traditional land users. To the knowledge of the Company, this naming ceremony represents the first time that a mineral exploration project has been given an Aboriginal name by a First Nation in this way.  In effect, the First Nation is lending the name to the project for the life of the operation. The ceremony was attended by over 50 invited guests, including the Premier of the NWT and several other high profile politicians.

The Company’s CSR Advisory Committee met several times during the year to provide input into the scope of work for the proposed environmental baselines studies at Thor Lake and to consider how best to approach certain community consultation objectives there, notably meetings with locally-based environmental NGO’s in the NWT and First Nations leadership. Committee member Chief Glenn Nolan met independently with YKDFN and Lutselk’e Dene Nation leadership subsequent to year end, to provide personal perspective on models for partnering with the mineral industry.

Off Balance Sheet Arrangements

As at August 31, 2009, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the twelve months ended August 31, 2009, the Company:

a)	incurred consulting fees of $Nil (2008 - $9,750) with an officer and director, which were deferred as resource property costs.

b)
incurred accounting fees of $57,000 (2008 - $72,000) with an accounting firm in which an officer is the principal.  As at August 31, 2009 accounts payable included $14,000 (2008 - $27,133) payable to this accounting firm.

c)
incurred consulting fees of $154,525 (2008 - $125,300) with a company owned by an officer of the Company, which were deferred as resource property costs.  As at August 31, 2009 accounts payable included $7,875 payable to this company (2008 - $16,170).

d)
incurred consulting fees of $67,100 (2008 - $Nil) with an officer of the Company, of which $41,800 were deferred as resource property costs.  As at August 31, 2009 accounts payable included $5,775 payable to this officer (2008 - $Nil).

Proposed Transactions

With three active projects, the Company is not aggressively searching for new mineral property acquisition opportunities at the present time and there are no proposals for new exploration projects under active consideration although with the increased profile of the rare metals amongst prospectors the Company has recently experienced a higher volume of unsolicited property submissions.

Management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value. One such possibility was researched in 2008 and two others were recently considered by management. One of these is no longer available and the other is not yet ready for more formal due diligence.

Having just completed a substantial equity offering, the Company has no plans for any further equity offerings at the present time.

Increased interest in lithium generally has resulted in several expressions of interest in the Company’s Separation Rapids lithium property and the Company is considering taking advantage of this interest to access new financing for the project, but no specific form of transaction is under active consideration at this time.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

On September 1, 2008, the Company adopted three new accounting standards issued by the CICA: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.  The Company has applied these new standards on a prospective basis.

Capital Disclosures

Handbook Section 1535 requires disclosure of an entity’s objectives, policies and process for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  The Company has included disclosures recommended by this new Handbook section in note 9 of the financial statements.

Financial Instruments – Disclosures

Handbook Section 3862 requires an entity to provide disclosures to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about the nature and extent of risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.  The Company has included disclosures recommended by this new Handbook section in note 13 of the financial statements.

Financial Instruments – Presentation

Handbook Section 3863 replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section.  The adoption of this standard did not have any impact on the presentation of the Company’s financial statements.

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011. This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011.  The Company currently does not have any significant equity investment in other entities and therefore the application of  this new standard will not have an any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 for the Company will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time.

 Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, investments available for sale, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resources interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that it will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2009.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2009.

Design of Internal Controls

The Company evaluated the design of its internal controls and procedures over financial reporting, as defined under Multilateral Instrument 52-109, for the year ended August 31, 2009. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer, with the assistance of other corporate personnel to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

The Company has very limited administrative staffing and in many instances, the implementation of internal controls relying on segregation of duties is not possible. The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended August 31, 2009.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2009, the Company had 70,804,448 common shares issued and outstanding. Subsequent to the year ended August 31, 2009, the Companyissued 100,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $85,000 and, accordingly, as at the date of this report had 70,904,448 common shares outstanding.

b)	Special Warrants

Subsequent to the year ended August 31, 2009 the Company completed a private placement (the “Offering”) consisting of 6,745,000 special warrants ("Special Warrants") at a price of $2.30 per special Warrants and 755,000 flow-through special warrants ("FT Special warrants") at price $2.65 per FT Special Warrants for total gross proceeds of $17,514,250.

Each Special Warrant is exercisable into one unit (the "Unit") of the Company without further payment. Each Unit will be comprised of one common share (a "Common Share") and one-half of a common share purchase warrant.  Each whole warrant (a "Warrant") will entitle the holder to purchase one additional common share of the Company, at a price of $3.00 per Common Share, for a period of 24 months following September 17, 2009.  Each FT Special Warrant is exercisable into one flow-through share of the Company without further payment.

The Company will use its best efforts to obtain a receipt for a final prospectus by November 16, 2009 which will qualify for sale the Common Shares and Warrants underlying the Special Warrants and the flow-through common shares underlying the FT Special Warrants issued pursuant to the Offering. In the event that such date is not met by the Company, each Special Warrant will thereafter entitle the holder thereof to receive one Unit and an additional 0.1 Common Shares without further payment on the part of the holder.  No adjustment will be made for holders of FT Special Warrants.

The Company paid cash commissions totaling $1,050,855 and issued 450,000 warrants (“Broker Warrants”) to the underwriters of the Offering.  Each Broker Warrant will entitle the holder to purchase one Unit for a period of 24 months following September 17, 2009 at the exercise price of $2.43 per Unit.

c)	Warrants

As at August 31, 2009 and the date of this report, the Company had an aggregate of 156,250 warrants outstanding with a weighted average exercise price of $0.50. As described above, the Company now also has Broker Warrants outstanding to purchase up to 450,000 Units at a price of $2.43 per Unit, exercisable until September 17, 2011.

d)	Options

As at August 31, 2009, the Company had an aggregate of 4,300,000 incentive stock options outstanding with a weighted average exercise price of $1.17.  Subsequent to the year ended August 31, 2009, 100,000 of these options were exercised (as described above) and the Company granted 175,000 stock options at a price of $2.80 per share to a new director of the Company.  These new options vest at the rate of 25% every twelve months following September 4, 2009 and will expire on September 4, 2014. As at the date of this report, the Company has 4,375,000 incentive stock options with a weighted average exercise price of $1.24 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.